Filed Pursuant To Rule 433
Registration No. 333-167132
June 2, 2011
How Does Risk Affect Portfolio Return?
The word “risk” can be a sensitive topic in the context of investing, and for good reason. After all, the definition of risk is: “the chance an investment will lose value.”1 Although the word itself can provoke anxiety, it is important for investors to acknowledge that risk does exist in the markets and if left unmanaged, these risks can affect investors’ ability to reach their financial goals. However, by honestly assessing their own tolerance for risk and working closely with their advisors to define an asset allocation strategy, investors can actively manage risk in their portfolios.
FOUR TYPES OF INVESTMENT RISK AND HOW TO MANAGE THEM
ASSET RISK
It’s an unfortunate fact of business: Some companies—even entire industries—run into financial difficulties for periods of time. Some companies may not survive at all in the long run. While diversification cannot ensure a profit or guarantee against loss, it can be an effective way for investors to help protect themselves from performance risk. Investors should diversify their portfolios across a wide variety of asset classes with varying risk-return profiles. Investors can achieve relative diversification within a specific sector or industry by investing in diversified sector and industry mutual funds and ETFs.
As illustrated in Figure 1, each asset class carries its own level of risk and expected rate of return. By constructing a diversified portfolio that invests in multiple asset classes and investments across the risk-return spectrum, investors can potentially reduce the negative effects of higher risk assets held in a portfolio. Investors should also keep in mind that neither asset allocation nor diversification can ensure a profit or guarantee against loss.
Source: SSgA Global ETF Strategy & Research. For illustrative purposes only.
Risk / Return will vary for each asset class.
Past performance is not indicative of future results.
INTEREST RATE RISK
Rising interest rates and their impact on mortgages has been a recent headline news topic. However, it can be easy to overlook the effect that decreasing interest rates have on the relative value of interest-bearing investments. Instruments like bonds and money market funds react strongly, positively or negatively, to real or expected movements in interest rates. Fixed income investments tend to decrease in value as interest rates decline. Investors can help to address this type of risk by diversifying their fixed income exposure across a variety of short-term, intermediate and long-term fixed income vehicles.
MARKET RISK
Prudent long-term investors know that markets go up and down over time. They also understand that even the most seasoned investment professionals find it next to impossible to time these swings in the market. The portfolios best equipped to weather changing market cycles don’t omit stocks or entire segments of the equity markets simply because of their potential risk. For example, if one looks at compounded annual returns over the last 20 years (see Figure 2), the S&P 500® Index returned 9.14%. However, if one were out of the market for the best 10 days, the return drops by approximately 40% to 5.41%. If one missed the 30 best days, the return drops even further to 0.92%. Remaining invested over the long-term can help investors ride out market cycles and take advantage of potentially lower purchase prices and the impact of compounding.
20 Years Annualized Returns as of 12/31/2010. December 1990 to December 2010.
Source: Bloomberg. SSgA Global ETF Strategy & Research.
For illustrative purposes only.
Past performance is not indicative of future results.

Further, as evidenced in Figure 3 below, the table of asset class returns below, what performs well one year may not perform the next. For example, International Equity was the top performer from 2005—2007, but the worst performer in 2008.
Source: S&P, MSCI, Barclays Capital, Citigroup, Zephyr StyleADVISOR, SSgA Global ETF Strategy & Research, as of 12/31/2010. The following indexes were used: MSCI EAFE, S&P 500, S&P 500 Growth, S&P 500 Value, S&P 400 MidCap, Barclays Capital Aggregate Bond Index, and Citigroup 3-Month T-Bill.
INFLATION RISK
Most investors underestimate the significant risk that inflation poses to their portfolios. For example, a 4% inflation rate can reduce the purchasing power of a $1 million savings balance by more than half in less than 20 years.2 Not only should investors be careful to select investments with enough upside potential to outpace inflation, but they may also want to consider investing in assets that potentially provide a degree of protection against inflation. Gold (see Figure 4, Gold Price vs. Inflation chart at right) and other precious metals, as well as Treasury Inflation Protected Securities (TIPS), are examples of investments available to investors seeking to maintain their purchasing power over the long run.
Monthly average gold prices, adjusted to US CPI rebased to 1974. Inflation: US Consumer Expected Inflation. Source: www.clevelandfed.org/, as of 12/31/2010.

MANAGING PORTFOLIO RISK
Striking the right risk-reward balance in a portfolio is critical to long-term success. Higher risk portfolios may capture large gains when the market climbs, but these portfolios may suffer heavy losses during a market downturn. On the other hand, lower risk portfolios may not deliver the returns investors need to keep pace with inflation or their spending goals.
Risk-managed portfolios attempt to capture the best of both worlds. Long-term investors who accept a moderate degree of risk give up some upside potential in the short-term, but can potentially preserve more of their capital during market downturns. Then, by exploiting the benefits of compounding, investors with risk-managed portfolios may be able to achieve greater profit than a higher risk portfolio (i.e., a portfolio with a higher level of volatility) over longer investment horizons.
Figure 6, at right, illustrates the returns of two hypothetical portfolios with different levels of volatility, but identical year-over-year performance spreads during a 30-year period. Each portfolio is created with an initial lump sum investment of $100,000. Capitalizing on the power of compounding, Portfolio B with its more moderate risk/return profile, performs better than the more volatile investment strategy. At the end of the 30-year investment period, returns of the moderately volatile portfolio exceed the returns of the portfolio with a higher volatility by more than 300%. In sum, risk-managed equity exposure over the long-term may help investors capture attractive returns and also potentially diminish losses associated with downward swings in the market, enabling investors to potentially achieve higher gains.
FIGURE 5: METHODOLOGY (MONTH-OVER-MONTH RETURNS)

MONTH	GAIN/LOSS %	PORTFOLIO A	GAIN/LOSS %	PORTFOLIO B
1	+12	$112,000	+6	$106,000
2	-10	$100,800	-4	$101,760
3	+12	$112,896	+6	$107,866
4	-10	$101,606	-4	$103,551
5	+12	$113,799	+6	$109,764
6	-10	$102,419	-4	$105,373
Source: SSgA Global ETF Strategy & Research. The performance illustrations shown are hypothetical and provided only to illustrate mathematic formulas and their results. This is not a representation of actual investment results.
Portfolio A = High Volatility (+12% & -10%)
$100,000 $104,997 $115,422 $127,004 $161,299 $204,856 $250,174 $330,430 $419,658
Portfolio B = Low Volatility (+6% & -4%)
$100,000 $111,036 $136,895 $168,777 $284,856 $480,772 $811,431 $1,369,509 $2,311,414
Source: SSgA Global ETF Strategy & Research. The performance illustrations shown are hypothetical and provided only to illustrate mathematic formulas and their results. This is not a representation of actual investment results.
TALK TO YOUR FINANCIAL ADVISOR
For more information about how risk affects portfolio returns, contact your financial advisor. Your advisor will thoroughly analyze your current investments, risk tolerance, tax situation and time horizon, then recommend strategies to help you achieve your goals.

ABOUT SPDR ® ETFS
SPDR ETFs are a comprehensive fund family of over 90 ETFs, spanning an array of international and domestic asset classes. Offered by State Street Global Advisors, SPDR ETFs provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street created the first ETF in 1993 (SPDR S&P 500® — Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.
For information about our ETF family, visit www.spdrs.com
STATE STREET GLOBAL ADVISORS
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866.787.2257
[1]	Understanding Risk, 360 Degrees of Financial Literacy, http://www.360financialliteracy.org/Life+Stages/Retirement/Articles/Investments/Understanding+risk.htm
[2]	Retirement Purchasing Power, introductory paragraph to the calculator, http://www.forbes.com/tools/calculator/retire_purchase.jhtml
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Diversification does not ensure a profit or guarantee against loss.
All investing involves risk. Investors are encouraged to seek the advice of well-qualified financial advisors, accountants, attorneys and other professionals before making any investment decision.
The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
Past performance is not indicative of future results.
This material is for informational purposes only and does not constitute investment, legal or tax advice and it should not be relied on as such. SSgA does not provide legal or tax advice. You should contact your legal or tax advisor regarding your specific tax situation prior to taking any action based upon this information. It is not a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, tax status or investment horizon. There is no representation or warranty as to the accuracy of, nor liability for, decisions based on such information. The performance illustrations shown are hypothetical and provided only to illustrate mathematic formulas and their results. This is not a representation of actual investment results. All investing involves risk. SSgA encourages investors to seek the advice of well-qualified financial advisors, accountants and other professionals before making any investment decision. The views expressed are the current views of Advisor Strategies and are subject to change.
All information has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. This material or any portion thereof may not be reprinted or redistributed without the written consent of SSgA.
Barclays Capital is a trademark of Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and has been licensed for use in connection with the listing and trading of the SPDR Barclays Capital ETFs. The products are not sponsored by, endorsed, sold or promoted by Barclays Capital and Barclays Capital makes no representation regarding the advisability of investing in them.
The MSCI EAFE Index is a trademark of Morgan Stanley Capital International.
The Russell 1000® Index and Russell 2000® Index are trademarks of the Frank Russell Company. RussellTM is a trademark of the Frank Russell Company.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P, S&P 500 and S&P MIDCAP 400 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.
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© 2011 State Street Corporation. All Rights Reserved.    IBG-3525    Exp. Date: 12/31/2011    IBG.EDU.RAPR.0511

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.